ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

EXCELLENCE

SEC
Mail Processing
Section
NOV 23 2009
Washington, DC
122

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.194/2009

November 23, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Nov 23, 09

09047402

dlw 11/30

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

November 20, 2009

Subject Investment in PROGRESS TRAINING COMPANY LIMITTED

Attention : The President
The Stock Exchange of Thailand

KASIKORNBANK PUBLIC COMPANY LIMITED ("KBANK")] would like to report the SET that the Board of Directors' Meeting No. 12/2008 held on December 18, 2008 resolved to establish PROGRESS TRAINING COMPANY LIMITTED, incorporated under the laws of Thailand, for business activities.

The objective of PROGRESS TRAINING COMPANY LIMITTED is to invest in other companies or projects of KBANK as allowed under Thai laws.

Name:	PROGRESS TRAINING COMPANY LIMITTED
Registration Date:	APRIL 09, 2009
Registered Capital:	1,700,000.-Baht
Directors:	1. Mr. Somkiat Sirichatchai
	2. Mrs.Sopa Noonate
	3. Ms. Passamon Vichitkamthorn
	4. Mr. Pat Arunin
	5. Mr. Chaleaow Pipittnabun

Please be informed accordingly.

Yours sincerely,

HM 640/2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Senior Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.193/2009

November 19, 2009

SEC Mail Processing Section
NOV 23 2009
Washington, DC
122

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

MW

Summary Statement of Assets and Liabilities [1/]

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

As of 31 October 2009

Assets	Baht	Liabilities	Baht
Cash	19,538,839,755.66	Deposits	956,414,187,421.33
Interbank and money market items	115,271,171,053.44	Interbank and money market items	70,189,788,514.70
Investments, net	205,943,827,435.66	Liabilities payable on demand	10,917,782,697.52
(with obligations Baht 42,478,461,000.00)		Borrowings	75,554,873,739.19
Credit advances (net of allowance for doubtful accounts)	849,885,163,371.88	Financial institution's liabilities under acceptances	518,288,212.96
Accrued interest receivables	1,129,424,526.33	Other liabilities	42,112,271,493.76
Properties foreclosed, net	11,620,316,262.92	Total liabilities	1,155,707,192,079.46
Customers' liabilities under acceptances	518,288,212.96		
Premises and equipment, net	31,852,971,871.96		
Other assets, net	39,375,413,080.83	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	16,465,874,727.08
		Total shareholders' equity	119,428,223,492.18
Total Assets	1,275,135,415,571.64	Total Liabilities and Shareholders' Equity	1,275,135,415,571.64
Customers' liabilities under unmatured bills	6,622,300,135.85	Financial institution's liabilities under unmatured bills	6,622,300,135.85
Total	1,281,757,715,707.49	Total	1,281,757,715,707.49

	Baht
Non-Performing Loans 2/(net) as of 30 September 2009 (Quarterly)	15,805,479,827.43
(1.65 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2009 (Quarterly)	24,368,387,000.45
Actual provisioning for loan loss, as of 30 September 2009 (Quarterly)	32,305,972,157.91
Loans to related parties	45,955,185,469.61
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,617,327,743.42
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	151,751,179,575.96
Changes in assets and liabilities this quarter as of 31 October 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,336,341,146.82
Letters of credit	21,124,687,055.60

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2009 (Quarterly) 33,753,337,813.23

(3.46 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Management Discussion and Analysis (MD&A)
Date of disclosure	27 August 2009
Information as of	30 June 2009